Stellar Biotechnologies Closes US$12 Million Private Placement Financing

Company Strengthens Balance Sheet, Positions for Growth

PORT HUENEME, CA, (September 23, 2013) -- Stellar Biotechnologies, Inc. ("Stellar" or “the Company”) (OTCQB: SBOTF) (TSX-V: KLH), announced today, further to its news releases of August 22, 2013 and September 10, 2013, the closing of its private placement raising total gross proceeds of US$12,000,000 (the “Private Placement”).  The proceeds of the Private Placement will be used for product research, aquaculture and KLH production development, capital expenditures and working capital.

“We are very gratified by the successful and strong closing of this offering.  With a sound balance sheet, validation from industry investment, and continued support from Stellar’s major shareholders, we can execute our expansion plans with confidence,” said Frank Oakes, Stellar President and CEO. “Our team is eager to capitalize on the broadened recognition for Stellar’s immunotherapy research and KLH leadership, and turn each strategic initiative into long-term shareholder value.”

In connection with the Private Placement, the Company issued a total of 11,428,570 units (the “Units”) for total gross proceeds of US$12,000,000, completed in two closings ($10 Million in gross proceeds announced September 10, 2013 (the “Initial Closing”) and an additional $2 Million in gross proceeds announced today (the “Final Closing”).  The Private Placement included a brokered portion sold to institutional and accredited investors totaling US$5,000,000 (4,761,903 Units) (the "Brokered Offering") and a non-brokered portion totaling US$7,000,000 (6,666,667 Units) (the "Non-brokered Offering").

The Non-Brokered Offering included a US$5,000,000 investment by Amaran Biotechnology, Inc., a privately-held Taiwan biotech company and biopharmaceuticals contract manufacturer.

Each Unit, sold for US$1.05, comprises one share of Stellar’s common stock and one half of a share purchase warrant (each whole warrant, a “Warrant”).  Each Warrant entitles the holder to purchase one additional share of Stellar’s common stock at a purchase price of US$1.35 for a period of three years from the issuance date of the Warrants.

Newport Coast Securities, Inc., an SEC registered broker-dealer and FINRA member firm, served as exclusive placement agent on behalf of the Company for the Brokered Offering and received a commission totaling US$346,325 and 333,333 placement agent warrants (the “Agent Warrants”).  Each Agent Warrant entitles the holder to purchase one additional share of Stellar’s common stock at a purchase price of US$1.05 for a period of three years from the issuance date of the Agent Warrants.

Subject to additional requirements imposed by the US Securities Act requiring longer hold-periods on certain of the securities for resale by US subscribers in the US market and a lock-up agreement with certain holders of the securities, the securities issued in the Initial Closing (2,857,143 Brokered Offering Units, 6,666,667 Non-Brokered Offering Units, and 200,000 Agent Warrants) are subject to a hold period expiring January 10, 2014 and the securities issued in the Final Closing (1,904,760 Brokered Offering Units and 133,333 Agent Warrants) are subject to a hold period expiring January 21, 2014.

The securities sold by Stellar in the private placement were not registered under the United States Securities Act of 1933, as amended (the "US Securities Act"), and were sold in reliance upon exemptions from the registration requirements of the US Securities Act.  Therefore, such securities may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the US Securities Act and any applicable state securities laws.  This press release does not constitute an offer to sell any securities or a solicitation of an offer to purchase any securities, nor shall there be any sale of the securities in any state in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of such state.

About Stellar Biotechnologies, Inc.

Stellar Biotechnologies, Inc. (TSX-V: KLH) (U.S. OTC: SBOTF) is the world leader in sustainable manufacture of Keyhole Limpet Hemocyanin (KLH). KLH is an important immune-stimulating protein used in wide-ranging therapeutic and diagnostic markets. KLH operates as both a vital component in many active immunotherapies (targeting cancer, infectious diseases, and immune disorders) as well as an antigen for measuring immune status. Stellar Biotechnologies is unique in its proprietary methods, facilities, and core KLH technology.  We are committed to meeting the growing demand for commercial-scale supplies of high-quality KLH, ensuring environmentally sound KLH production, and developing KLH-based active immunotherapies.

To receive regular updates, enter email at http://stellarbiotechnologies.com/contact/

Visit www.StellarBiotech.com and the KLH knowledge base www.KLHSite.com.

Contacts:

Frank Oakes
President and CEO
Phone +1 (805) 488-2800
InvestorRelations@stellarbiotech.com

Investor Relations:
MZ Group
Mark A. McPartland
Senior Vice President
Phone: +1 (212) 301-7130
markmcp@mzgroup.us
Web: www.mzgroup.us

Forward Looking Statements

There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Readers should not place undue reliance on such statements. Except in accordance with applicable securities laws, the Company expressly disclaims any obligation to update any forward-looking statements or forward-looking statements that are incorporated by reference herein. This news release does not constitute an offer to sell, or a solicitation of an offer to buy any of the Company's securities set out herein in the United States, or to, or for the benefit or account of, a U.S. Person or person in the United States.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.